SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)
(Amendment No. 1)*

MusclePharm Corporation

(Name of Issuer)

COMMON STOCK, $0.001 par value

(Title of Class of Securities)

627335201

(CUSIP Number)

January 4, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 627335201

1.	Names of Reporting Persons Marine MP, LLC Arnold Schwarzenegger

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Marine MP, LLC - Delaware Arnold Schwarzenegger - United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 0.0%

12	Type of Reporting Person (See Instructions) Marine MP, LLC - OO (limited liability company) Arnold Schwarzenegger – IN

Item 1(a).	Name of Issuer: MusclePharm Corporation
Item 1(b).	Address of Issuer’s Principal Executive Offices: 4721 Ironton Street, Building A Denver, Colorado 80239

Item 2(a).	Name of Person Filing: Marine MP, LLC Arnold Schwarzenegger Exhibit 99.1 to the Schedule 13G filed on August 2, 2013 is incorporated by reference herein.
Item 2(b).	Address of Principal Business Office or, if none, Residence: c/o Main Street Advisors, Inc. 3110 Main Street, Third Floor Santa Monica, California 90405
Item 2(c).	Citizenship: Marine MP, LLC – Delaware Arnold Schwarzenegger – United States
Item 2(d).	Title of Class of Securities: Common Stock, par value $0.001 per share.
Item 2(e).	CUSIP Number: 627335201

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
(a) Amount beneficially owned: Marine MP, LLC - 0 Arnold Schwarzenegger - 0
(b) Percent of class: Marine MP, LLC - 0.0% Arnold Schwarzenegger – 0.0%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote: 0
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 0
(iv) Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2017	Marine MP, LLC

	By:	/s/ Arnold Schwarzenegger
Name: Arnold Schwarzenegger
Title: Manager

Date: February 16, 2017	/s/ Arnold Schwarzenegger
Arnold Schwarzenegger